SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 17)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 17 (this “Amendment No. 17”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as amended and restated and as subsequently and hereby amended, the “Statement”), hereby amends and supplements Item 2 of the Statement and the Information Statement attached as Annex I to the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010 and as amended as of May 13, 2010 and August 30, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 17, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 17.
     All capitalized terms used but not specifically defined in this Amendment No. 17 have the respective meanings ascribed to them in the Statement.
Item 2. Identity and Background of Filing Person.
     Item 2 of the Statement is hereby amended and supplemented by deleting the fourth paragraph under the subsection “—(b) Tender Offer” and replacing it with the following paragraph.
     “The initial expiration date of the Offer was 12:00 midnight on Thursday, March 25, 2010. L.B. Foster has, on separate occasions, extended the expiration date of the Offer until April 26, 2010, June 1, 2010, July 30, 2010, August 16, 2010, August 30, 2010, September 30, 2010 and November 15, 2010. On November 15, 2010, L.B. Foster further extended the expiration date of the Offer until 5:00 p.m. on Wednesday, December 15, 2010. The Offer remains subject to further extension and subsequent offering periods in certain circumstances as permitted by the Merger Agreement and applicable law.”
Annex I. Information Statement.
     Accordingly, all references to the expiration date of the Offer in the Information Statement, which is attached as Annex I to the Statement, are hereby amended to refer to an expiration date of 5:00 p.m. on Wednesday, December 15, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
John N. Pesarsick
Chief Financial Officer

Dated: November 15, 2010